
SembCorp
Industries

Co Regn No: 199802418D


05009601

Rule 12g3-2(b) File No. 825109

1 July 2005

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	30-Jun-2005 17:29:05
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SembCorp Industries appoints Mrs Lee Suet Fern as Director

Description

SembCorp Industries appoints Mrs Lee Suet Fern as Director

Singapore, June 30, 2005 : SembCorp Industries is pleased to announce the appointment of Mrs Lee Suet Fern as a Director and a member the Audit Committee both with effect from July 1, 2005. Mrs Lee is to be considered Independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

Mrs Lee is the Senior Director of Stamford Law Corporation. Prior to joining the Board of SembCorp Industries, Mrs Lee was a Director of SembCorp Logistics from April 1998 to April 2005.

By Order of the Board

Ms Linda Hoon Siew Kin
Group Company Secretary

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